BARRICODE, INC.
________________________________________________________________________________

                 112 NORTH CURRY STREET, CARSON CITY, NV 89703
                    PHONE (775)284-3769 - FAX (775)546-6150


October 27, 2009


Attention:
Re: Barricode, Inc.
File No. 333-143750


The Company has hired the firm of Seale and Beers CPA's as the Company's new auditor to audit the Company's books for the Company's year end of April 30, 2009. Seale and Beers has been unable to give the Company a firm date as to when the audit will be completed but has suggested it will take approximately 2 to 3 weeks.

The Company also acknowledges that it is responsible for the adequacy and accuracy of its disclosures in its filings.

The Company also acknowledges that any staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities law of the United States.


/s/ THOMAS DELANEY
___________________
    Thomas Delaney
    President & CEO